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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                  Commission File Number 1-13565

                         ENCOMPASS SERVICES CORPORATION
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             (Exact name of registrant as specified in its charter)

       3 GREENWAY PLAZA, SUITE 2000; HOUSTON, TEXAS; 77046. (713) 860-0100
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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            (Title of each class of securities covered by this Form)

                                      NONE
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       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)       [x]    Rule 12h-3(b)(1)(i)        [ ]
            Rule 12g-4(a)(1)(ii)      [ ]    Rule 12h-3(b)(1)(ii)       [ ]
            Rule 12g-4(a)(2)(i)       [ ]    Rule 12h-3(b)(2)(i)        [ ]
            Rule 12g-4(a)(2)(ii)      [ ]    Rule 12h-3(b)(2)(ii)       [ ]
                                             Rule 15d-6                 [ ]


     Approximate number of holders of record as of the certification or notice date: NONE(1).

     Pursuant to the requirements of the Securities Exchange Act of 1934 Encompass Services Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:    June 9, 2003              By:      /s/ John Hale
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                                      Name: John Hale
                                      Title:  Vice President,
                                              General Counsel and Secretary

(1) On May 28, 2003, the United States Bankruptcy Court for the Southern District of Texas entered an order confirming the Plan of Reorganization of the Encompass Services Corporation and its Affiliated Debtors (the "Plan") in connection with the Company's and its affiliated debtors' jointly administered case (Case no. 02-43582) under Chapter 11 of Title 11 of the Unites States Code. The Plan became effective on June 9, 2003 (the "Effective Date"). The Plan provides that holders of common stock, par value $0.001 per share ("Common Stock"), of the Company will not receive or retain any interest, property or other consideration or distribution of any nature under the Plan in respect of the Common Stock. The Plan also provides that, on the Effective Date of the Plan, all outstanding shares of Common Stock, and any option, warrant or other agreement or right requiring the issuance of any Common Stock, will be extinguished and the certificates and any other documents representing such shares of Common Stock or other securities or rights will be deemed to have been canceled and to be of no force or effect. Accordingly, on the Effective Date, all outstanding shares of Common Stock were cancelled pursuant to the Plan.